UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PARTNERRE LTD.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

G6852T105

(CUSIP Number)

Arrie R. Park, Esq.

Hellman & Friedman LLC

One Maritime Plaza, 12th Floor

San Francisco, California 94111

(415) 788-5111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6852T105

1.	Name of Reporting Person Hellman & Friedman Capital Partners V (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,615,863

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,615,863

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,615,863

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%*

14.	Type of Reporting Person PN

*The calculation of the foregoing percentage is based on 78,301,000 shares of Common Stock of the Issuer outstanding as of October 2, 2009.

CUSIP No. G6852T105

1.	Name of Reporting Person Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 513,651

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 513,651

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 513,651

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%*

14.	Type of Reporting Person PN

*The calculation of the foregoing percentage is based on 78,301,000 shares of Common Stock of the Issuer outstanding as of October 2, 2009.

CUSIP No. G6852T105

1.	Name of Reporting Person Hellman & Friedman Capital Associates V (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 843

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 843

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 843

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%*

14.	Type of Reporting Person PN

*The calculation of the foregoing percentage is based on 78,301,000 shares of Common Stock of the Issuer outstanding as of October 2, 2009.

CUSIP No. G6852T105

1.	Name of Reporting Person Hellman & Friedman Investors V (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,129,514

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,129,514

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,129,514

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%*

14.	Type of Reporting Person PN

*The calculation of the foregoing percentage is based on 78,301,000 shares of Common Stock of the Issuer outstanding as of October 2, 2009.

CUSIP No. G6852T105

1.	Name of Reporting Person Hellman & Friedman Investors V (Cayman), Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,130,357

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,130,357

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,130,357

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%*

14.	Type of Reporting Person CO

*The calculation of the foregoing percentage is based on 78,301,000 shares of Common Stock of the Issuer outstanding as of October 2, 2009.

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares, par value $1.00 per share (the “Common Stock”), of PartnerRe Ltd., a Bermuda exempted company (the “Issuer”), having its principal executive offices at 90 Pitts Bay Road, Pembroke, Bermuda HM08.

Item 2.	Identity and Background

This Schedule 13D is filed jointly on behalf of Hellman & Friedman Investors V (Cayman), Ltd. (“HFI V Ltd.”), Hellman & Friedman Investors V (Cayman), L.P. (“HFI V LP”), Hellman & Friedman Capital Partners V (Cayman), L.P. (“HFCP V”), Hellman & Friedman Capital Partners V (Cayman Parallel), L.P. (“HFCP V Parallel”) and Hellman & Friedman Capital Associates V (Cayman), L.P. (“HFCA V”, and together with HFCP V and HFCP V Parallel, the “H&F Partnerships”, and together with HFI V Ltd. and HFI V LP, the “Reporting Persons”).

HFI V Ltd. is a Cayman Islands limited company whose principal business is serving as the general partner of HFI V LP and HFCA V as well as other partnerships.  HFI V LP is a Cayman Islands limited partnership whose principal business is serving as the general partner of each of the HFCP V and HFCP V Parallel as well as other partnerships.  Each of the H&F Partnerships is a Cayman Islands limited partnership whose principal business is investing in securities.  The registered office of each of the Reporting Persons is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands.

The Directors of HFI V Ltd.  are Philip U. Hammarskjold, F. Warren Hellman and Brian M. Powers.  In addition, Mr. Hellman serves as Founder of HFI V Ltd.; Mr. Powers serves as Chairman of HFI V Ltd.; and Mr. Hammarskjold serves as Chief Executive Officer of HFI V Ltd.; Patrick J. Healy serves as Deputy Chief Executive Officer of HFI V Ltd.; and each of Andrew Ballard, Stephen P.W. Duckett, Stefan Goetz, Robert B. Henske, Georgia Lee, Erik D. Ragatz, Allen R. Thorpe and David R. Tunnell serve as a Vice President of HFI V Ltd.  The foregoing offices are held effective as of October 1, 2009.  Current information concerning the identity and background of each director and officer of HFI V Ltd. is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The information set forth or incorporated by reference in Items 2, 4, 5 and 6 is hereby incorporated herein by reference.

Pursuant to the Securities Purchase Agreement (as defined in Item 6 hereof), the Issuer purchased all of the common bearer shares of PARIS RE (as defined in Item 6 hereof) held by the H&F Partnerships on October 2, 2009 in exchange for the shares of Common Stock of the Issuer reported herein as held by the H&F Partnerships.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Securities Purchase Agreement (which is attached hereto as Exhibit B and is incorporated herein by reference thereto).

Item 4.	Purpose of Transaction

The information set forth or incorporated by reference in Items 2, 3, 5 and 6 is hereby incorporated herein by reference thereto.

Each of the H&F Partnerships acquired the shares of Common Stock beneficially owned by it for investment purposes.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of Common Stock or any securities exercisable for or convertible into Common Stock, each Reporting Person, consistent with its investment purpose and with the Investor Agreement and the Registration Rights Agreement (each as defined in Item 6 hereof), at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock or dispose of any or all of its shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable) depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, in accordance with the Investor Agreement, each of the H&F Partnerships, solely in its capacity as a shareholder of the Issuer, and each of HFI V Ltd. and HFI V LP on behalf of the H&F Partnerships as their direct and indirect general partners, may engage in communications with one or more other shareholders of the Issuer, one or more officers of Issuer and/or one or more members of the Board of Directors of Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations.  Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Securities Purchase Agreement, the Investor Agreement and the Registration Rights Agreement, each of which is attached hereto as Exhibit B, E and F, respectively, and is incorporated herein by reference thereto.

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference thereto.

(a), (b) The following disclosure assumes that there are 78,301,000 shares of Common Stock outstanding, which the Issuer indicated was the number of shares of Common Stock outstanding as of October 2, 2009.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  (i) HFCP V may be deemed to beneficially own the 3,615,863 shares of Common Stock that it holds, representing approximately 4.6% of the Common Stock outstanding; (ii) HFCP V Parallel may be deemed to beneficially own the 513,651 shares of Common Stock that it holds, representing approximately 0.7% of the Common Stock outstanding; (iii) HFCA V may be deemed to beneficially own the 843 shares of Common Stock that it holds, representing less than 0.1% of the Common Stock outstanding; (iv) in its capacity as the sole general partner of HFCP V and HFCP V Parallel, HFI V LP may be deemed to beneficially own an aggregate of 4,129,514 shares of Common Stock, representing approximately 5.3% of the Common Stock outstanding; and (v) in its capacity as the sole general partner of HFI V LP and HFCA V, HFI V Ltd. may be deemed to beneficially own an aggregate of 4,130,357 shares of Common Stock, representing approximately 5.3% of the Common Stock outstanding.

Each of the directors and officers of HFI V Ltd. disclaims beneficial ownership of the shares of Common Stock that HFI V Ltd. may be deemed to beneficially own.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated herein by reference thereto.

Securities Purchase Agreement dated as of July 4, 2009, among the Issuer, PARIS RE Holdings Limited and the sellers named therein

On July 4, 2009, the Issuer, PARIS RE Holdings Limited, a Swiss corporation (“PARIS RE”), the H&F Partnerships and certain investment entities affiliated with Stone Point Capital LLC, Vestar Capital Partners, Inc., Crestview Partners, New Mountain Capital, LLC and Caisse de Dépôt et Placement du Québec, respectively (each set of investment entities affiliated with one another, including the H&F Parterships, is referred to herein as a “SPA Seller”), entered into a securities purchase agreement pursuant to which the Issuer purchased on October 2, 2009 (the “SPA Purchase”) all of the PARIS RE common bearer shares and warrants held by the SPA Sellers. The SPA Sellers collectively owned approximately 57% of PARIS RE’s outstanding common bearer shares and certain of PARIS RE’s outstanding warrants.

Amendment No. 1 to the Securities Purchase Agreement dated as of July 17, 2009, among the Issuer, PartnerRe Holdings II Switzerland GmbH, PARIS RE and the sellers named therein.

On July 17, 2009, pursuant to Amendment No. 1 to the aforementioned Securities Purchase Agreement, the Issuer, PARIS RE and the SPA Sellers changed the currency of the promissory notes of the Issuer to be issued to the SPA Sellers by the Issuer in the SPA Purchase from U.S. Dollars to Swiss Francs.

Amendment No. 2 to the Securities Purchase Agreement dated as of September 28, 2009, among the Issuer, PartnerRe Holdings II Switzerland GmbH, PARIS RE and the sellers named therein.

On September 28, 2009, pursuant to Amendment No. 2 to the aforementioned Securities Purchase Agreement, as amended, the Issuer amended the maturity date of the promissory notes of the Issuer to be issued to the SPA Sellers by the Issuer in the SPA Purchase (as amended and in the form attached hereto as Exhibit G, the “SPA Seller Notes”).  The aforementioned Securities Purchase Agreement, as amended by Amendment No. 1 and Amendment No. 2, is referred to herein as the “Securities Purchase Agreement.” The SPA Seller Notes are due and payable in full at the earliest of (i) one day after the effective time of the Merger (as defined in the Transaction Agreement dated as of July 4, 2009, as amended by Amendment No. 1 thereto dated September 28, 2009, among the Issuer, PARIS RE and PartnerRe Holdings II Switzerland GMbH (as amended, the “Transaction Agreement”)), (ii) three months after the termination of the Transaction Agreement, (iii) one day after the Share Capital Repayment (as defined in the Transaction Agreement) is paid in full and (iv) five months after the closing of the SPA Purchase.

Investor Agreement dated as of October 2, 2009, among the Issuer and each of the H&F Partnerships

Pursuant to the Securities Purchase Agreement, at the closing of the SPA Purchase, each SPA Seller entered into an investor agreement with the Issuer.  The investor agreement among the H&F Partnerships and the Issuer dated October 2, 2009 (the “Investor Agreement”), subjects the H&F Partnerships to transfer restrictions, which provide that until the later to occur of (i) six months after the closing of the SPA Purchase and (ii) the earlier to occur of (A) three months after the effective time of the Merger and (B) May 31, 2010 (provided that if a Merger Failure Event (as defined in the Transaction Agreement) occurs, the reference to the effective time of the Merger, in clause (A) above, will be deemed to refer to January 1, 2010) (the “Lock-Up Period”), no H&F Partnership may transfer its Common Stock of the Issuer, except for transfers to affiliates or, after six months, in certain distributions in-kind.  Following the Lock-Up Period, each H&F Partnership generally may transfer Common Stock to third parties, except that, subject to certain exceptions, no such transfers may be made to any person who, to such H&F Partnership’s knowledge, (i) is a competitor of the Issuer, (ii) is another SPA Seller party to an investor agreement with the Issuer, or an affiliate of such person, (iii) has filed a Schedule 13D with respect to the Issuer’s equity securities or (iv) beneficially owns 5% or more of the Issuer’s total outstanding voting power.

The Investor Agreement also subjects the H&F Partnerships to certain “standstill” restrictions that generally restrict each H&F Partnership from, among other things, (i) acquiring beneficial ownership of more than 9.9% of the Issuer’s total outstanding voting power, (ii) seeking to effect a merger, tender offer or other extraordinary transaction involving the Issuer, (iii) soliciting proxies to vote or seek to influence any third party with respect to their voting of any Common Stock of the Issuer, (iv) facilitating or encouraging any third party to seek representation on the Issuer’s Board of Directors or (v) forming, joining or participating in a “group” as defined in Rule 13d-5 under the Exchange Act, including a group consisting of other SPA Sellers.  In addition, each H&F Partnership must notify the Issuer under certain circumstances upon being approached by any person requesting that such H&F Partnership join or act in concert with such person in taking any action prohibited by the standstill restrictions.

The Investor Agreement further provides that if at any time any H&F Partnership’s total voting power over Common Stock is in excess of the total voting power represented by the Common Stock acquired by such H&F Partnership at the closing of the SPA Purchase, the excess voting power must either be voted, in such H&F Partnership’s option, in accordance with the recommendation of the Issuer’s Board of Directors or in accordance with the votes made by the shareholders of the Issuer other than (i) the H&F Partnerships and (ii) SPA Sellers party to an investor agreement with the Issuer, and the affiliates of such SPA Sellers.

The Investor Agreement grants each H&F Partnership the right to attend quarterly meetings with the Issuer’s chief financial officer (or his or her deputy) and potentially one or more other members of the Issuer’s executive committee.  In addition, each H&F Partnership will be entitled to certain quarterly information rights, in which case such H&F Partnership will be subject to the Issuer’s normal trading policy and black-out periods applicable to “designated insiders.”

Subject to certain exceptions, the Investor Agreement will terminate at such time that the aggregate voting power of all of the SPA Sellers is less than 10% of the Issuer’s total voting power or at such time that the aggregate voting power of the H&F Partnerships is less than 50% of the total voting power represented by the Common Stock acquired by the H&F Partnerships at the closing of the SPA Purchase.

Registration Rights Agreement dated as of October 2, 2009, among the Issuer and the H&F Partnerships

On October 2, 2009, the Issuer and the H&F Partnerships entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to maintain an effective registration statement during a two-year period commencing at the expiration of the Lock-Up Period (which period may be extended under certain circumstances), permitting the H&F Partnerships to sell their Common Stock in underwritten offerings and non-underwritten sales, subject to certain limitations concerning the number and size of such offerings, at any time during such period subject to the Issuer’s customary trading black-out periods and the Issuer’s right to impose certain suspension periods.  Subject to certain terms and conditions, the Registration Rights Agreement provides for the H&F Partnerships to receive notification of requests by other SPA Sellers to sell securities in underwritten offerings under their respective registration rights agreements with the Issuer, and vice-versa.  The Registration Rights Agreement contains customary indemnification provisions.

Promissory Notes among each of the H&F Partnerships and the Issuer

On October 2, 2009, the Issuer issued a SPA Seller Note to each H&F Partnership in an amount equal to CHF 4.17 per PARIS RE common bearer share purchased by the Issuer in the SPA Purchase from such H&F Partnership.  The SPA Seller Notes will become due and payable in full at the earliest of (i) one day after the effective time of the Merger (as defined in the Transaction Agreement), (ii) three months after the termination of the Transaction Agreement, (iii) one day after the Share Capital Repayment (as defined in the Transaction Agreement) is paid in full and (iv) five months after the closing of the SPA Purchase.

Except as set forth herein, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The foregoing descriptions of the Securities Purchase Agreement, the Investor Agreement, the Registration Rights Agreement and the SPA Seller Notes, each of which is attached hereto as Exhibits B, C, D, E, F and G, respectively, do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference thereto.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

A.	Joint Filing Agreement dated as of October 13, 2009 by and among the Reporting Persons.

B.

Securities Purchase Agreement dated as of July 4, 2009 among the Issuer, PARIS RE Holdings Limited and the sellers named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 9, 2009).

C.

Amendment No. 1 to the Securities Purchase Agreement dated as of July 17, 2009 among the Issuer, PartnerRe Holdings II Switzerland GmbH, PARIS RE and the sellers named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 22, 2009).

D.

Amendment No. 2 to the Securities Purchase Agreement dated as of September 28, 2009 among the Issuer, PartnerRe Holdings II Switzerland GmbH, PARIS RE and the sellers named therein (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on September 29, 2009).

E.	Investor Agreement dated as of October 2, 2009 among the Issuer and each of the H&F Partnerships.

F.	Registration Rights Agreement dated as of October 2, 2009 among the Issuer and each of the H&F Partnerships.

G.	Form of Promissory Note among each of the H&F Partnerships and the Issuer (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on September 29, 2009).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2009

Hellman & Friedman Capital Partners V (Cayman), L.P.

By:	Hellman & Friedman Investors V (Cayman), L.P., general partner of Hellman & Friedman Capital Partners V (Cayman), L.P.

	By:	Hellman & Friedman Investors V (Cayman), Ltd., general partner of Hellman & Friedman Investors V (Cayman), L.P.

	By:	/s/ Georgia Lee
Name: Georgia Lee
Title: Vice President

Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.

By:	Hellman & Friedman Investors V (Cayman), L.P., general partner of Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.

	By:	Hellman & Friedman Investors V (Cayman), Ltd., general partner Hellman & Friedman Investors V (Cayman), L.P.

	By:	/s/ Georgia Lee
Name: Georgia Lee
Title: Vice President

Hellman & Friedman Capital Associates (Cayman), L.P.

By:	Hellman & Friedman Investors V (Cayman), Ltd., general partner of Hellman & Friedman Capital Associates (Cayman), L.P.

	By:	/s/ Georgia Lee
Name: Georgia Lee
Title: Vice President

Hellman & Friedman Investors V (Cayman), L.P.

By:	Hellman & Friedman Investors V (Cayman), Ltd., general partner of Hellman & Friedman Investors V (Cayman), L.P.

	By:	/s/ Georgia Lee
Name: Georgia Lee
Title: Vice President

Hellman & Friedman Investors V (Cayman), Ltd.

By:	/s/ Georgia Lee
Name: Georgia Lee
Title: Vice President

SCHEDULE I

Directors of Hellman & Friedman Investors V (Cayman), Ltd.

Set forth below is the name and principal occupation of each of the directors of Hellman & Friedman Investors V (Cayman), Ltd.  Each of the following individuals is a United States citizen.  The business address of each director is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Floor, San Francisco, California 94111.

Name	Principal Occupation

Philip U. Hammarskjold	Private Equity Investor, Hellman & Friedman LLC (“H&F”)

F. Warren Hellman	Private Equity Investor, H&F

Brian M. Powers	Private Equity Investor, H&F

Officers of Hellman & Friedman Investors V (Cayman), Ltd.

Set forth below is the name and principal occupation of each of the officers of Hellman & Friedman Investors V (Cayman), Ltd.  Each of the following individuals other than Mr. Duckett and Mr. Goetz is a United States citizen.  Mr. Duckett is a citizen of the United Kingdom and Mr. Goetz is a citizen of Germany.  Except as otherwise provided, the business address of each officer is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Floor, San Francisco, California 94111.

Name and Office	Principal Occupation	Business Address

Andrew Ballard, Vice President	Private Equity Investor, H&F

Stephen P.W. Duckett, Vice President	Private Equity Investor, Hellman & Friedman LLP	30th Floor, Millbank Tower 21-24 Millbank London SW1P 4QP United Kingdom

Stefan Goetz, Vice President	Private Equity Investor, Hellman & Friedman LLP	30th Floor, Millbank Tower 21-24 Millbank London, SW1P 4QP United Kingdom

Philip U. Hammarskjold, Chief Executive Officer	Private Equity Investor, H&F

Patrick J. Healy, Deputy Chief Executive Officer	Private Equity Investor, Hellman & Friedman LLP	30th Floor, Millbank Tower 21-24 Millbank London, SW1P 4QP United Kingdom

F. Warren Hellman, Founder	Private Equity Investor, H&F

Robert B. Henske, Vice President	Private Equity Investor, H&F

Georgia Lee, Vice President	Private Equity Investor, H&F

Brian M. Powers, Chairman	Private Equity Investor, H&F

Erik D. Ragatz, Vice President	Private Equity Investor, H&F

Allen R. Thorpe, Vice President	Private Equity Investor, H&F	390 Park Avenue, 21st Floor New York, NY 10022

David R. Tunnell, Vice President	Private Equity Investor, H&F